Exhibit 4

March 25, 2003

Mr. Walter Lazarcheck
Chief Financial Officer
Farrel Corporation
Ansonia, CT.

            Re: Letter agreement to modify definition of "Consolidated Adjusted Net Worth" contained in text of Section 7.3 of the Revolving and Term Loan Credit Agreement dated as of June 18, 2001 ("the Agreement"), between Wachovia Bank National Association (formerly known as First Union and referred to herein as "Bank") and Farrel Corporation and Farrel Limited (individually and collectively, "Borrower").

Dear Walter:

Bank hereby agrees the definition of "Consolidated Adjusted Net Worth", set forth in the last sentence of Section 7.3 of the Agreement, will now read as follows:

      Consolidated Adjusted Net Worth means Borrower's consolidated stockholders' equity, in accordance with GAAP, exclusive of (i) any amount arising from the cumulative foreign currency translation adjustment reported in Borrower's consolidated statement of stockholders' equity, and
      (ii) an amount arising from the cumulative minimum pension liability reported in Borrower's consolidated statement of stockholders' equity not to exceed $10,261,000 when the Consolidated Adjusted Net Worth is tested as of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003, and not to exceed $9,261,000 when the Consolidated Adjusted Net Worth is tested as of December 31, 2003 and each test date thereafter.

The aforementioned new definition of Consolidated Adjusted Net Worth is effective as of the December 31, 2002 test date. Bank also agrees to waive any Event of Default per Section 8.1 provided (1) such Event of Default arises solely from the increase in Borrower's minimum pension liability account from the end of its fiscal year ended December 31, 2001 through the close of its fiscal year ended December 31, 2002 and (2) Farrel is in compliance with all other covenants, terms and conditions of the Agreement including but not limited to section 7.3 of the Agreement (the "Consolidated Adjusted Net Worth covenant)", as of December 31, 2002, in accordance with the aforementioned new definition of Consolidated Adjusted Net Worth.

Bank's fee for this modification and waiver is $5,000.00

The waiver of the Event of Default mentioned herein applies only to an Event of Default arising from the increase in Farrel's minimum pension liability account. No waiver of any other Event of Default arising from any other circumstance is intended hereby and Bank is not obligated to waive any other Event of Default existing currently or in the future.

This letter does not amend any other term, condition or definition contained in the Agreement. Please sign below to (1) indicate your agreement to the aforementioned modification and waiver; and (2)


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authorize Bank to debit your demand deposit account for the Bank's modification and waiver fee. Please also return one signed copy of this letter to me.

Sincerely,

/s/ Philip Galioto
-------------------------
Philip Galioto
Vice President

Borrower hereby agrees to the modification referenced in this letter and the modification fee.

/s/ Walter Lazarcheck
-------------------------
Walter Lazarcheck
Chief Financial Officer
Farrel Corporation


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